
basil
Powering the future of freelance
Logomark Design w/Sara
May 2nd - May 4th, 2022
Started
Mary Good
View Scope
Video
Editors
Producers
GFX
Video Team
$18,650.90
Contractors we hire for video projects and video marketing campaigns
Manage Team

INVEST IN **BASIL**

Powering the future of freelance

LEAD INVESTOR

Justin DeMaris

I invested in Basil because they are tackling a commercially important problem at the right time, and they have assembled the perfect team to build the solution. Independent craft or freelancing has already been trending upward as technology has reduced barriers in communication and as a key components to infrastructure such as marketing and banking have become more accessible. This trend has accelerated in the past couple of years as outdated notions about the need to work from an office have been challenged, more people are able to work from wherever and however their life brings them, and many others have either chosen to become their own bosses or been forced to as the economy slumped. In this space, Basil is lowering the logistics barrier both to the initial step into this world, but also in a way that is necessary for ongoing operations. The team is hard working, dedicated to the business, and experienced in the space, and have already made incredible progress. I am excited to be a part of supporting their next step, and confident in their ability to deliver significant value.

Invested $5,000 this round

---

basil.works New York NY Technology Female Founder SaaS

Highlights

1. Over $225K in project revenue with 84% YOY Growth *not guaranteed*

2. Launched a BETA to ~300+ users

3. Woman & LGBTQ Founded

4. Featured in Bostinno, Motion Hatch, & across social media

5. Top client user during our MVP stage was Bose, processing >$40k in contractor bookings over 8 months

Our Team



Connor Murdock Founder / CEO

Future of Work nerd. Jack-of-many-trades creative freelancer, video editor, & designer turned tech entrepreneur. He's worked on hundreds of TV commercials, social ads, & designs for everything from small startups to billion-dollar companies.

> As entrepreneurs and freelancers, we intimately understand how hard it is to freelance. We've struggled to pay the bills. We've fought for that awesome client. We've struggled to get our clients to pay invoices on time. We want to make sure the pros of freelancing outweigh the cons for a more free & flexible way to work.



Dan Gilligan Founder / CTO

Full-stack software engineer with experience at Wayfair, pre-IPO. At his last position before Coworkly, he had ~$3M ARR under management & the highest retention rate in the US in fortune 500 company contracts as their main point of customer success.



Tyler Blair COO

Former corporate counsel @ Ropes & Gray, with a knack for operations.



Colleen Jamison Founder / Advisor

Previous Executive Producer - oversaw project scope definition, schedule development, resource planning, cost analysis, risk management, budget administration, creative team management & client relations for TV, video & digital projects.

Our Deck



The Problem
The independent contractor experience is broken
Resulting in hours of unpaid time spent on project admin
1
Freelancer's time is devalued & taken advantage of
61% of total project time is spent on mundane admin
2
Contracts & payments are poorly enforced
65% of freelance projects fail & 60% of freelancers have issues getting paid
3
Freelancers have to context switch with marketplaces
Freelancers are forced to abandon their process in order to compete in online marketplaces

We've been freelancers. And we've hired them too. So, we get this problem, first-hand.

There are millions of freelancers out there on a path to burnout. And there are millions of companies out there looking for a better way to on board, engage and connect to their freelance network.

That's where we come in . . . 🎉


The Basil Solution
The platform that redefines how freelancers build & manage relationships with their freelance clients
Video Editing for BTS Campaign
Sep 10th - Sept 27th, 2023
Approved
Recipe Book Layout + Photography + Editorial
Print Design Project
$35,535
Request to Book
Video
Editors
Producers
GFX
Video Team
$18,650.90
Contractors we hire for video projects and video marketing campaigns
Manage Team


Basil fixes the Freelancer / Client Relationship
A single, integrated contractor experience
We're building one way for freelancers & clients to work together
A tool for independent contractors to run their entire business
Attract & retain great clients
Manage budgets & scopes of work
Book projects with clients


We started by building a powerful tool that enables freelancers to set up proposals, contracts, payments, & bookings in one seamless checkout flow
Payments
Backend Purchase Orders & Invoice Creation

As creative freelancers ourselves, we're currently focused on the creative market (*e.g., graphic designers, photographers, video editors, motion designers, illustrators etc.*). 📸 🎨 🎥


Market Size
We're focused on the freelance creative market
WorkingNotWorking --> Acquired by Fiverr in 2021
Popular Curated Freelance Creative Marketplace
100K
Users on platform
Dribbble
World's largest creative portfolio site
12M
Users on platform
$320B
Yearly spend on creative & media advertising campaigns

We've seen early-stage traction! With over 300 freelance users, and enterprise users such as Bose, we have processed ~ $225K in revenue and have worked closely with users to enhance our product roadmap based on user feedback.


Traction-to-date
$95K
Raised in Community Round so far
~$225K
Processed Freelance Project Rev

BOSE

Top client user during our MVP stage was Bose Corporation, processing **>$40K** in contractor bookings over a period of 8 months

300+

Freelancer Users

But don't just take our word for it . . . 🙂

Words From Our Customers

"A big part of my job is to find and onboard freelance creative talent for a variety of marketing projects. Basil is always helpful in finding the right talent for each job and get them up and running quickly. It's easy to see availability, review scopes, book talent, and arrange payment."



Eliza L.
Former Exec. Producer @ Bose Corp
Enterprise Customer

"Basil has been a breath of fresh air. I've been getting sick of writing contacts, saving stupid pdfs, invoicing with different software, getting transaction fees. Basil fixed a lot of that for me."



Kirk Wallace
Owner of Bonehaus Studios
48K followers on Instagram

Our special sauce? Unlike our competitors, we are positioned to own ***both*** the freelancer's experience ***and*** the experience of the companies that hire them.

- ***For freelancers***, we aren't just a digitized version of a proposal and scope of work. Coming from Wayfair.com, Dan (CTO) used his e-commerce knowledge to build a way for freelancers to get paid faster. With Basil, Scopes of Work aren't just a document. They're a contract, invoice, payment flow, and scope management tool all wrapped in one.
- ***For enterprise users***, we aren't just another stale procurement system. With Basil, we're empowering orgs to reshape how they onboard, engage, and

Basil, we're empowering orgs to reshape how they onboard, engage, and connect to their freelance network.

Our vision is a world where freelancing is the nomadic norm, fueled by companies that are able to reward and empower their freelance network.


How We're Breaking Into the Market
Enterprise-focused
Worksome
Basil
Upwork
Wingspan
Fiverr
Flexible Freelancer Tools
Wethos
Basil is positioned to own the end freelancer relationship while serving enterprise clients with a seamless set of features.
Customer Acquisition Strategy
App & Integration Marketplaces
Partnerships
Influencers & Ads
Content Strategy


Competitive Advantages
Procurement tool integrations
Beautiful frontend layer that auto-creates invoices, POs, & payments via the client's procurement tool, making it easy to work with bigger clients
Artificial Intelligence
Client Discovery Engine & workflow tools powered by AI/ML
Flexible Adoption
Freelancers can independently use the tools to run projects with their clients while having access to our curated marketplace of clients
Proposal tools & booking flow
Built-in proposal creation & booking flows, making it easy pitch project scopes and get booked by clients
Open to work
Design is what I do
Browse services
Availability
July 2022

With our innovative revenue model focused on both the freelancer user and the enterprise user, we expect to process >$109,000,000 in revenue by 2026. 🎉 (not guaranteed)


Revenue Model
$0-$19/month
+1% ACH Fees
Indie Pros
Independent Contractors
Freelancers using the Basil Platform to manage bookings with their preferred tools / workflows
5% Match Fees
$299-$699/month
Enterprise
Large Enterprise
Managing teams of freelancers who use procurement tools
$99/month
Business
Small-Medium Enterprise
Managing small projects & teams of freelancers


Revenue Goals by Year 3
$100M+
Processed project payments
> $7M
ARR from subscriptions & Match Fees
> $2M-$3M
Additional Annual Revenue Streams
(Upgrade features, affiliate models, & ACH fees)
With 5,000 active paying independent contractors & 600 enterprise customers

forward looking projections not guaranteed

Our team is uniquely poised to lead Basil as the world's most flexible way to manage the freelancing lifecycle. Together, we represent over 50+ years of experience covering the freelancing, engineering, and legal fields.


Team
Connor Murdock | CEO
Jack-of-many trades creative freelancer turned entrepreneur
Dan Gilligan | CTO
Full-stack engineer & early engineering talent at Wayfair
Tyler Blair | COO
Former corporate counsel @ Ropes & Gray + Shake Shack
Colleen Jamison | Advisor
Video ad producer who's worked with Boston's finest creative directors
Justin Demaris | Community Round Lead Investor
CEO & Co-founder of Organic.ly, a SaaS turnkey media solution with $8.5M in seed funding

We started in 2020 with an early MVP, before launching our first Beta (Coworkly.com) in 2022. Now, we're excited to be relaunching as Basil in late-2023. Basil will continue to serve freelancers with all the existing powerful tools they came to love with Coworkly.com, while adding on a whole new system for managing the relationships between freelancers and the companies that hire them.


Milestones to Date
2020-2021
Launch & Early MVP
Launched an early MVP where we helped manage projects between freelancers and clients. *Founders were part-time.*
2022
Launch new Beta (Coworkly.com)
New beta SaaS tool providing freelance creative pros with tools to easily set up projects with one seamless checkout flow.



Present-2024
Relaunch as Basil, build enterprise product
We're excited to relaunch our new platform, rebranded as Basil, building a whole new system for managing freelance relationships.
Acquired >300 freelance users.
Closely worked with users to develop product roadmap with stickier features.

Where are we headed? We're focused on three go-to-market strategies: win high-end creative contractor market, build a powerful enterprise product, and pre-sell to enterprise clients.



Priorities & Goals Over the Next 12 Months
9/15/23
Payment #2
$2,500
Payment due upon delivery of the second round of assets.
Show More
Edit Payment
Create new team
Invite freelancers
in
Automate & grow your in-house freelance creative team
Win high-end creative contractor market
Market to, attract & onboard freelancers with typical average project values of >$3K
Onboard over 1,000 contractors by October 2023
Build enterprise product
Build out core enterprise features, including payments and procurement integrations
Launch new enterprise products by December 2023
Pre-sell to enterprise clients
Partner with personal & professional networks that help us pre-sell to enterprise customers
20+ customers over the next 12 months

Forward-looking projections cannot be guaranteed.

Support from our community, friends, and awesome angel network is the key to getting us going faster!



We're raising a community round to achieve these goals:


Marketing
Fuel marketing efforts to attract & onboard >1,000 freelancers by Fall 2023
Pre-sales
Sign contracts with 20+ enterprise clients
Product
Build and launch the enterprise side of our product
www.basil.works
Reach out to connor@basil.so

We're asking you all to join us and get a piece of our success. Your investment will make sure we're able to build a foundation for rocketship level growth 🚀.

To put your investment into context, here's what we plan on spending

- **Engineering Team**: Paying additional developers to help Dan develop new features, refine the product, and improve the product
- **Marketing**: Implementing our go-to-market strategy
- **Software Costs**: Maintain software that helps us run our business operations
- **Misc. Biz Costs/Legal**: Making sure we're covered for other variable costs that may arise from operations
- **Founder Salaries**: Supporting us as we commit 100% to the business--all three of us work full time on Basil!

. . . and for more context on how far your investment will go:

- ***If you invest $100-500***, you're helping us pay for software that enables us to run our product/marketing/sales successfully. Helping us hit sales/marketing goals 💰
- ***If you invest >$500***, you're enabling us to keep our product/platform running smoothly. Helping us provide great user experiences 😍
- ***If you invest >$2,500***, you're keeping our business afloat month-to-month. Helping us pay all of the fixed biz costs/taxes 🙌

- ***If you invest >$5,000,*** you're helping a "founder in need" by paying one month's salary for one founder. Helping us continue to work on Basil full time 😅

- ***If you invest >$10,000,*** you're helping us pay to build out a killer go-to-market strategy. Helping us reach amazing users & sell them on the value of our platform ✌️

- ***If you invest >$20,000,*** you're helping us pay amazing software developers, helping us reach our product goals, and deliver an AMAZING product 🤓

- ***If you invest >$50,000,*** you will help us achieve our 6-month goal of onboarding over 500+ active users to the platform, while carving out a niche in our market and delivering outstanding value to the freelance creative community.

No matter what you invest, *thank you, thank you, thank you!* We appreciate you taking this chance on us. We're trying to grow smart and fast, which means every one of your dollars will go towards building as much value as possible over the next 6-12 months. If and when we succeed, that kind of growth might mean 3X-10X return on your investment down the line. ($100 --> $300, $5,000 ---> $15,000.) (These are just projections and cannot be guaranteed).

We're so excited to have you join us on this journey and to loop you into all of the thrilling things right around the corner!